

April 4, 2024

William Lim
Chief Executive Officer
Trident Digital Tech Holdings Ltd.
Suntec Tower 3
8 Temasek Boulevard Road, #24-03
Singapore, 038988

> **Re: Trident Digital Tech Holdings Ltd.**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed March 18, 2024**
> **File No. 333-274857**

Dear William Lim:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 14, 2024 letter.

Amendment No. 6 filed March 18, 2024

Underwriting
Pricing of the Offering, page 120

1. We note your pricing disclosure does not reference consideration of the private placement of 25,000,000 Class B ordinary shares, at an aggregate purchase price of $15,750,000, that closed on February 2, 2024. Please clarify whether that transaction was considered in determining the price per share for the IPO.

General

2. We note your response to our prior comment and reissue it in part. Regarding our concerns that the proposed resale transaction could be an indirect primary offering, to help us better understand your position that the transaction should not be so characterized,

please provide us with the following information:

- Please tell us how the parties to the private placement determined the sales price of $0.63 per share. Your response cited business factors that presumably supported the valuation in some manner, but your response did not address specifically how the parties decided on a price of $0.63 per share. Please tell us how they determined that price. We note that, on a per share basis, this price is within the price range in your prospectus dated March 18, 2024.
- Please tell us how the parties determined the number of shares to be sold via the private placement relative to the number of shares to be offered in the primary offering. In this regard, we note that you are only offering 1,800,000 ADSs representing 14,400,000 Class B ordinary shares while the selling securityholder is offering 3,125,000 ADSs representing 25,000,000 Class B ordinary shares.
- Please tell us why the selling security holder is not subject to the lock-up arrangements described in the prospectus for the initial public offering. In this regard, although your response articulates the rationale for the leak-out agreement, it does not address the basis on which you concluded the selling security should not be subject to the lock-up arrangement in the first place. In addition, please tell us how the parties determined that 1,925,000 of the selling security holder's 3,125,000 ADSs would not be subject to any resale restrictions.

Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Tang